January 23, 2025

Qiang Song
Chief Executive Officer
Capital Vista Ltd
191 Main Street, #2113
Port Washington, NY 11050

       Re: Capital Vista Ltd
           UTime Ltd
           Schedule 13D Filed by Capital Vista Ltd
           Filed October 21, 2024
           File No. 005-93985
Dear Qiang Song:

       We have conducted a limited review of the above-captioned filing and have the following comment.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D Filed October 21, 2024
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       September 18, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the September 18, 2024 event date, the Schedule 13D submitted on October 21, 2024 was not timely filed. Please advise us why the
Schedule 13D was
       not filed within the required five business days after the date of the acquisition.
        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 January 23, 2025
Page 2

      Please direct any questions to Brian Soares at 202-551-3690 or Nicholas Panos at
202-551-3266.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Mergers &
Acquisitions